SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 6th August, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Twin Mining Corporation

                                         (Registrant)

Date August 6, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

   Print the name and title of the signing officer under his signature

Press Release

TWIN MINING REPORTS BINDING LETTER OF INTENT TERMINATED

AND

NEW AIRBORNE GEOPHYSICAL ANOMALIES

Toronto, Ontario (August 6, 2004) Twin Mining Corporation ("Twin Mining") (TWG:TSX) reports that the binding letter of intent with Kennecott Canada Exploration Inc. ("Kennecott") is terminated as a result of Twin Mining's obligations towards a third party having an interest in the Jackson Inlet property. Discussions with that third party did not produce the necessary results in the anticipated time frame. Kennecott's intended drill program for 2004 will not proceed. Twin Mining is committed to honoring the third party agreement and advance exploration on the Jackson Inlet diamond project under the guidance of Dallas Davis, Twin Mining's Consultant - Diamond & Gold Exploration - and "Qualified Person" in the field of diamond exploration.

Kennecott commissioned an airborne survey, executed by Fugro, for the 270,000 acre Jackson Inlet claim block. The MIDAS airborne geophysical survey extends over 2 blocks of claims located in the northern part of the 100% owned Twin Mining Jackson Inlet project. The survey totaled approximately 15,700-line km with a line spacing of 50 metres (Block 1) to 75 metres (Block 2).

Preliminary magnetic anomalies observed and reported by Kennecott to Twin Mining:

Block 1:

42 anomalies of which

18 are included in Kennecott's preliminary selection of significant anomalies
             (anomalies above 3 nT up to 12.5 nT).  Anomalies cross up to 5 flight lines.

Block 2:

Kennecott identified 7 anomalies of interest (anomalies above 3 nT up to 9 nT) (number of anomalies below 3 nT not yet available). Anomalies cross up to 3 flight lines.

More results about these anomalies will be announced in the near future once a full analysis of the geophysical flight data has been completed in Kennecott's Vancouver facilities. Kennecott will make its personnel available to assist Twin Mining in its review of the Data.

Kennecott states, the MIDASII™ helicopter aeromagnetic system offers higher resolution aeromagnetic data from a low-level magnetic gradiometry platform. This system is capable of flying at a very low terrain clearance and at low speeds. MIDAS acquires magnetic data of a higher quality and density than many conventional ground surveys (see Fugro at http://www.fugroairborne.com/Services/airborne/MAG/midas/midasII.pdf for more information).

As reported earlier, (see press release July 9, 2004) Twin Mining's project team is performing regional soil sampling on the 980,000 acre Jackson Inlet claim block. To date, more than 500 samples of a 1,000-sample program have been collected. Discussions with other exploration companies (press release July 9, 2004) that expressed interest in participating in these exploration activities are ongoing.

Twin Mining’s assets comprise the diamond properties under exploration in Canada’s Eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:  Hermann Derbuch, P.Eng.,

        Chairman, President & CEO

                                                    Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                    E-mail: info@twinmining.com